EXHIBIT 12
Chesapeake Utilities Corporation
Ratio of Earnings to Fixed Charges

	For the Year Ended December 31,
	2013	2012	2011	2010	2009 (a)
(in thousands, except ratio of earnings to fixed charges)
Income from continuing operations	$32,787	$28,863	$27,622	$26,056	$15,897
Add:
Income taxes	22,085	19,296	17,989	16,923	10,918
Portion of rents representative of interest factor	542	464	363	356	333
Interest on indebtedness	8,202	8,707	8,954	9,090	7,042
Amortization of debt discount and expense	33	40	46	56	43
Capitalized interest (allowed funds used during construction)	131	111	25	1	41
Earnings as adjusted	$63,780	$57,481	$54,999	$52,482	$34,274
Fixed Charges
Portion of rents representative of interest factor	$542	$464	$363	$356	$333
Interest on indebtedness	8,202	8,707	8,954	9,090	7,042
Amortization of debt discount and expense	33	40	46	56	43
Capitalized interest (allowed funds used during construction)	131	111	25	1	41
Fixed Charges	$8,908	$9,322	$9,388	$9,503	$7,459
Ratio of Earnings to Fixed Charges	7.16	6.17	5.86	5.52	4.59

(a)	Includes the results from the merger with Florida Public Utilities Company, which became effective on October 28, 2009.